UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 10, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the communications filed yesterday by the Company as a consequence of the Gotham City Research report, Grifols will host a conference call tomorrow on January 11, 2024, at 2:30pm CET / 8:30am EST to provide further details on the recent false information and speculations published by Gotham City Research.

There will be a Q&A at the end, at which only sell-side analysts will be allowed to ask.

To listen to conference call, please click here or visit our website www.grifols.com/en/investors.

You can also listen to the conference call by dialing:

Spain: +34 91 787 4393

UK: +44 20 3481 4242

USA: +1 848 777 1350

Conference ID: 36555#

The transcript and conference call replay of the call will be available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call.

In Barcelona, on January 10, 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 10, 2024